Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

June 1, 2015

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Jerard Gibson, Esq.

RE:	Medicine Man Technologies, Inc.;
Registration Statement on Form S-1
Filed April 14, 2015
SEC File No. 333-203424

Dear Mr. Gibson:

Filed electronically on behalf of Medicine Man Technologies, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of May 11, 2015. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

General

1. Pursuant to our conversation of May 27, 2015, this will confirm that no communication of any kind has been sent by the Company, or, to the best of its knowledge, by any Selling Shareholder included in the Amendment, to any prospective purchaser of the shares of the Company’s Common Stock being registered herein and no such communication will be sent in the future.

2. The box has been checked on the cover page of the Amendment.

Risk Factors

Risks Related to Our Operations – page 7

3. The Amendment includes disclosure concerning management’s limited experience with public companies. See page 9.

Securities and Exchange Commission

June 1, 2015

4. The relevant disclaimer has been deleted in the Amendment. See page 15.

Although we believe we will have contractual right… page 8

5. Comment complied with. See page 8.

6. A new risk factor has been inserted into the Amendment to address the non-exclusive nature of the Company’s license arrangement. See page 9.

Risks Related to Our Industry

Our proposed business is dependent on state laws… page 10

7. The Amendment contains additional disclosure in this risk factor concerning the fact that federal law supersedes all permissive state laws. See page 10.

Selling Stockholders, page 16

8. The offering to be made pursuant to the Registration Statement and related Prospectus is not an indirect primary offering because, as disclosed in the Prospectus, the Company will not receive any proceeds from the sale of the shares being registered herein. It is submitted that the offering is, in fact, a secondary offering. In support of this contention, we note the following:

•	The shares being registered are held by a large number of individuals, most of whom have no relation to each other, the Company or its management.
•	The private offering has closed and each of the Selling Shareholders is at market risk.
•	The registration and subsequent sale of these shares will have no dilutive impact on the Company’s shareholders.
•	The shares being registered constitute more than a third of the Company’s anticipated public float, if and when the Company’s common stock is approved for trading. However, only 278,000 of the 1,619,000 shares being registered were sold in the Company’s private offering, constituting approximately 17% of the shares being registered, which is below the 33% threshold usually utilized by the Commission on this issue.
•	There was no discount to market on the purchase price of the shares sold in the private offering because there was and is no market.
•	The total number of shares being registered represents approximately 16% of the Company’s issued and outstanding securities.

Securities and Exchange Commission

June 1, 2015

It is respectfully submitted that all of these aforesaid actions are considered by the Commission in determining whether the proposed offering is eligible pursuant to Rule 415(a)(1)(i).

9. All of the material relationships between the Selling Stockholders and the Company have been incorporated into the footnotes to the Selling Stockholder table. See page 18. The relevant disclosure has been enhanced to insure that full disclosure of the nature of these relationships has been disclosed.

10. To the best knowledge of the Company, no Selling Stockholder is a broker-dealer or an affiliate thereof.

Management’s Discussion and Analysis or Plan of Operation

Overview, page 21

11. A new section has been inserted into the Business section that delineates in detail the Company’s payment structure and services provided. See page 28.

Liquidity and Capital Resources, page 21

12. The disclosure in this section of the Amendment has been enhanced to include the Company’s anticipated cash requirements over the next 12 months. See page 22.

Critical Accounting Policies and Estimates, page 22

13. The disclosure in note 2 of the financial statement footnotes has been expanded to discuss the valuation methodology used for stock issued for services. See page F-9.

Leases, page 22

14. The disclosure throughout the document referencing US GAAP has been updated to reference appropriate ASC sections. See pages 24, F-8, F-10 and F-11.

License Agreement with Medicine Man Denver, page 23

Securities and Exchange Commission

June 1, 2015

15. The disclosure in the Amendment has been enhanced to more fully describe the proprietary process applicable to the Company’s license, as well as how the Company intends to utilize these right in the development of its business. See page 24.

16. On May 1, 2014 the Company issued an aggregate of 5,331,000 shares of its common stock in consideration for the license from Medicine Man Denver. This is disclosed in the initial paragraph in the Business section, under the Overview at page 23. The notes to the Company’s financial statements have also been revised to include this disclosure, along with a discussion on how the Company accounted for the license agreement. See pages F-4 through F-7 and Note 3 on page F-10.

Description of Business

Our Current Business, page 24

17. As part of the response to the staff comment 11 above, the Amendment now contains additional disclosure in the Business section entitled “Description of Services/Pricing” beginning on page 26. This new section also includes a description of the specific activities performed by the Company with its clients. However, different services and activities are performed for the Company’s clients depending upon the nature of the request from each client. For example, some clients seek assistance with dispensary activities and development, while others desire cultivation assistance. Other clients require both. This is explained in the Amendment.

18. The Amendment contains detailed disclosure on anticipated work that has been contracted, or the Company expects to have contracted in 2015. See pages 26-28.

19. The Amendment contains detailed disclosure on the technology and training that the Company provides to its clients. See pages 26-28.

Government Regulation, page 28

20. Additional disclosure explaining the illegality under federal law of generating revenues indirectly from the sale of cannabis products is included in the Amendment. See page 30.

21. The disclosure in the Amendment has been updated pursuant to the staffs comment. See page 30.

22. The disclosure in the Amendment has been updated pursuant to the staffs comment. See page 30.

Securities and Exchange Commission

June 1, 2015

Management

Executive Officer, Directors and Key Personnel, page 30

23. Additional disclosure has been added into the Amendment concerning the reasons why Messrs. Roper and Toreson have been appointed as directors of the Company. See page 34.

Certain Relationships and Related Transactions, page 33

24. Please note that there is no longer any outstanding indebtedness owed to or by the Company’s licensor and the relevant disclosure has been revised accordingly. See page 34 as well as the Subsequent Event Note 9 to the Company’s Financial Statements.

Interests of Named Experts and Counsel, page 35

25. The conditions to the issuance of the remaining 25,000 shares have been waived and these shares have been issued. Appropriate revised disclosure has been deleted or revised in the Amendment. See page 35.

Notes to Financial Statements, pages F-7

Revenue Recognition and Related Allowances, page F-7

26. Additional disclosure has been added to the notes to the financial statement on page F-8.

Note 2. Capital Stock, page F-8

27. Additional disclosure has been added to the notes to the financial statement on page F-8.

Note 9. Subsequent Events, page F-10

28. The amended financial statements have been reworded to more clearly explain the nature of commitment from existing customers on page F-12.

Securities and Exchange Commission

June 1, 2015

Part II. Information Note Required in Prospectus

Item 15. Recent Sales of Unregistered Securities page II-1

29. The Amendment has been revised to describe the exemption relied upon by the Company when issuing its securities. See page II-1 and II-2.

Exhibit 23.1

30. The discrepancy between the consent and audit report has been rectified.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ ANDREW I. TELSEY, P.C.

Andrew I. Telsey

For the Firm